SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 27th, 2007

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X                Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match – Interim Report Q1, 2007

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: April 27th, 2007	By:	/s/ Bertil Raihle
Bertil Raihle Vice President Corporate Control

Interim Report

January – March 2007

•	Sales for the first quarter amounted to 2,663 MSEK (2,951)

•	A sharp increase in the excise tax for snus effective January 1, 2007, resulted in exceptionally low deliveries of snus to the Swedish market during the first quarter

•	Operating profit for the first quarter amounted to 534 MSEK (733)

•	Net profit for the first quarter amounted to 332 MSEK (488)

•	EPS for the first quarter amounted to 1.23 SEK (1.62)

Summary of Consolidated Income Statement

	January – March		Full year 2006
MSEK	2007	2006
Sales	2,663	2,951	12,911
Operating profit excl. larger one time items	534	733	3,137
Operating profit	534	733	3,285
Profit before income tax	468	697	3,173
Net profit for the period	332	488	2,335
Earnings per share (SEK)	1.23	1.62	8.13

Sales and results for the first quarter

In local currencies and excluding divested businesses sales for the first quarter 2007 declined by 3 percent compared with the first quarter 2006. Reported sales for the first quarter declined by 10 percent to 2,663 MSEK (2,951). Currency translation has affected the sales comparison negatively by 161 MSEK.

For snuff, sales declined by 16 percent during the first quarter to 662 MSEK (785) and operating profit declined by 40 percent to 231 MSEK (383). Last years’ operating profit included an income of 17 MSEK related to the recovery of excise taxes. North European snuff sales were down 20 percent, following retailer inventory destocking and reduced consumer takeaway after a sharp excise tax increase on snuff in Sweden effective January 1, 2007. Sales for North American snuff increased by 10 percent in local currency, driven by strong volume growth and market share gains.

Sales of cigars in the first quarter were 735 MSEK (759), while operating profit was 164 MSEK (163). Sales and operating profit for cigars grew in both the US and in Europe in local currencies. Operating margin for cigars reached 22.3 percent (21.5).

Group operating profit for the first quarter declined by 27 percent to 534 MSEK (733). Currency translation has affected the operating profit comparison negatively by 44 MSEK.

Operating margin for the first quarter amounted to 20.0 percent compared to 24.8 percent for the first quarter 2006.

EPS (basic) for the first quarter was 1.23 SEK (1.62). Diluted EPS amounted to 1.22 SEK (1.61).

Sales by product area
	January - March		Chg %	Full year 2006
MSEK	2007	2006
Snuff	662	785	-16	3,363
Cigars	735	759	-3	3,407
Chewing tobacco	238	273	-13	1,063
Pipe tobacco & Accessories	205	238	-14	899
Lights	340	387	-12	1,503
Other operations	483	510	-5	2,677

Total	2,663	2,951	-10	12,911

Operating profit by product area
	January - March		Chg %	Full year 2006
MSEK	2007	2006
Snuff	231	383	-40	1,614
Cigars	164	163	0	770
Chewing tobacco	72	86	-17	338
Pipe tobacco & Accessories	56	76	-27	265
Lights	57	63	-9	249
Other operations	-45	-38		-99

Subtotal	534	733	-27	3,137
Larger one time items
Pension curtailment gain				148

Total	534	733	-27	3,285

Operating margin by product area
	January - March			Full year 2006
Percent	2007	2006
Snuff	34.9	48.8		48.0
Cigars	22.3	21.5		22.6
Chewing tobacco	30.1	31.5		31.8
Pipe tobacco & Accessories	27.1	31.8		29.5
Lights	16.8	16.2		16.6

Group*	20.0	24.8		24.3

*	Excluding larger one time items

Snuff / Snus

Sweden is the world’s largest snuff market measured by per capita consumption. In Sweden, a substantially larger proportion of the male population uses the Swedish type of moist snuff called snus* compared to cigarettes. The Norwegian market, which is significantly smaller than the Swedish market, is at present showing strong growth. The US is the world’s largest snuff market measured in number of cans and is approximately five times larger than the Swedish market. In Sweden and Norway, Swedish Match has a leading position. In the US, the Company is well positioned as number three on the market. Some of the best known brands include General, Ettan, and Grov in Sweden, Timber Wolf and Longhorn in the US and Taxi in South Africa.

During the first quarter, sales revenues decreased by 16 percent versus the previous year, to 662 MSEK (785), and operating profit decreased by 40 percent, to 231 MSEK (383). Operating profit in the first quarter of 2006 included 17 MSEK of one time income as a result of recovered excise taxes. Currency translation impacts have affected the sales and operating profit comparison negatively. The decline in operating profit and margin is primarily a result of the exceptionally low volumes delivered to the Swedish market. The sharp decline in sales is deemed to be of temporary character. With a cost structure based on higher volumes, the impact on the first quarter operating margin was significant. Operating margin was 34.9 percent (48.8).

In Sweden, volumes decreased by 31 percent measured in number of cans as a result of retailer inventory reductions following trade hoarding in December caused by the weight based tax increase effective January 1, 2007. Consumer takeaway is also estimated to have declined, especially in the beginning of the quarter. In Scandinavia as a total the volume decrease was 21 percent as sales volumes to Norway and tax free channels increased substantially. In Sweden, pouched snuff represented 65 percent of the volumes sold by Swedish Match compared to 58 percent in the first quarter of 2006.

In the US, sales volumes for the first quarter were up by 13 percent versus previous year measured in number of cans. Sales of Longhorn were considerably higher than the year before, and sales for Timber Wolf also increased.

Cigars

Swedish Match is the world’s second largest producer of cigars and cigarillos in sales value. Swedish Match offers a full range of different cigars and brands. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Hajenius, Justus van Maurik, Willem II, Salsa, and Wings. The US is the largest cigar market in the world where Swedish Match has a leading position in the premium segment and is well established in the segment for machine made cigars. After the US, the most important cigar markets are in Europe, where Swedish Match is well represented in most countries, with an especially good market position in The Netherlands and in the Nordic area.

During the first quarter, sales revenues declined by 3 percent, to 735 MSEK (759), while operating profit was 164 MSEK (163). Currency translation has affected the comparisons for both sales and operating profit negatively. In local currencies,

*	Swedish snus is moist snuff which is produced using a special heat treated process, much like pasteurization as opposed to other snuff products for which a fermentation process is used.

sales in the first quarter grew by 4 percent and operating profit by 8 percent. Sales and operating profit increased in both in the US and in Europe in local currencies. Operating margin reached 22.3 percent (21.5). The main increase in sales on the European market came from the acquisition of the Hajenius and Oud Kampen cigar brands. In Europe, a shift toward smaller cigars has continued.

Chewing tobacco

Chewing tobacco is sold primarily on the North American market, mainly in the southern US. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment shows a declining trend.

During the first quarter, sales revenues declined by 13 percent, to 238 MSEK (273). Operating profit declined by 17 percent, to 72 MSEK (86). Currency translation, as well as timing of promotional activity affected the operating profit comparison negatively. In the US, sales declined by 2 percent, and operating profit declined by 7 percent in local currency. Operating margin was 30.1 percent (31.5). In late March Swedish Match North America announced a price increase of 7 percent.

Pipe tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and its products are marketed worldwide. The Borkum Riff brand is sold in over 60 countries. The Company has its most significant presence in South Africa, where local production takes place. Best Blend and Boxer are the most important brands in South Africa. Accessories include the sales of papers, filters, and other smoking related items, primarily in the UK and Australia. Pipe tobacco consumption is declining on most established markets.

During the first quarter, sales revenues decreased by 14 percent to 205 MSEK (238) and the operating profit declined by 27 percent to 56 MSEK (76). The sales and operating profit comparisons are affected by the sharp depreciation of the South African Rand. In local currencies, sales increased by 1 percent. Operating margin was 27.1 percent (31.8).

Lights

Swedish Match is a market leader in a number of markets for matches. The brands are mostly local, and have leading positions in their home countries. Larger brands include Solstickan, Three Stars, Fiat Lux, and Redheads. The Company produces and distributes disposable lighters and the main brand is Cricket. Swedish Match’s largest market for lighters is Russia.

During the first quarter sales revenues amounted to 340 MSEK (387), while operating profit amounted to 57 MSEK (63). Excluding divested businesses and in local currencies, sales declined by 1 percent, while operating profit declined by 2 percent. Operating margin was 16.8 percent (16.2).

Other operations

Other operations include primarily the distribution of tobacco products on the Swedish market, as well as corporate overheads.

Sales in Other operations for the first quarter decreased to 483 MSEK compared to 510 MSEK previous year. Operating profit for Other operations was a negative 45 MSEK (negative 38). Sales in the Swedish distribution of tobacco products was unusually low in the beginning of the year as a consequence of high retailer inventories in anticipation of the sharply raised tobacco excise taxes effective January 1, 2007.

Taxes

Total tax expense for the first quarter amounted to 136 MSEK (209), corresponding to an average tax rate of 29 percent (30). The lower tax rate in 2007 is primarily the result of a more efficient capital structure.

Earnings per share

Earnings per share for the first quarter amounted to 1.23 SEK (1.62).

Depreciation and amortization

Total depreciation and amortization amounted to 109 MSEK (110), of which depreciation on property, plant and equipment amounted to 76 MSEK (80) and amortization of intangible assets amounted to 33 MSEK (30).

Financing and cash flow

At the close of the period the Group’s net debt amounted to 6,800 MSEK, as compared to 5,658 MSEK on December 31, 2006, an increase of 1,141 MSEK. The definition of net debt now includes the net of pension plan assets and liabilities. As of December 31, 2006 and March 31, 2007 net pension liabilities of 532 MSEK and 534 MSEK respectively are included in net debt. The increase in net debt during the first quarter is primarily due to share repurchases, net, of 1,121 MSEK. The Group’s direct investments in tangible fixed assets amounted to 124 MSEK (60).

Cash flow from operations was 34 MSEK compared with a negative 657 MSEK a year ago. Tax payments in the first quarter were 169 MSEK, compared with an unusually high level of 995 MSEK in the first quarter 2006. The cash flow from change in working capital has been negatively impacted by unusually high payments of tobacco excise taxes as a result of exceptionally strong sales of snuff in Sweden and in the Swedish distribution of tobacco products at the end of 2006 in anticipation of the sharply increased tobacco excise taxes effective January 1, 2007.

During the period new bond loans of 1,050 MSEK have been issued. Amortization for the period amounted to 310 MSEK.

Cash and cash equivalents, together with current investments, amounted to 2,697 MSEK at the end of the period, compared with 3,098 MSEK at the beginning of the year.

Net finance cost for the period amounted to a negative 66 MSEK (negative 36).

Average number of Group employees

The average number of employees in the Group during the first quarter was 12,422 compared with 12,465 for the full year 2006.

Share structure

During the first quarter 10.2 million shares were repurchased at an average price of 121.71 SEK. Total shares bought back by Swedish Match since the buyback programs started have been repurchased at an average price of 72.84 SEK. During the first quarter the Company also sold 1.6 million treasury shares at an average price of 75.95 SEK as a result of option holders exercising their options. As per March 31, 2007 Swedish Match held 14.2 million shares in its treasury, corresponding to 5.1 percent of the total number of shares. The number of shares outstanding, net after repurchase and after the sale of treasury shares, as per March 31, 2007 amounted to 265.8 million. In addition, the Company has issued call options and as of March 31, 2007 call options corresponding to 2.4 million shares exercisable in gradual stages from 2007-2011 were outstanding.

Annual General Meeting

The Annual General Meeting on April 23, 2007 approved the Board’s proposal to pay a dividend to the shareholders of 2.50 SEK per share for a total of 664 MSEK. The Meeting also approved a mandate to repurchase shares for a maximum amount of 3.0 billion SEK until the next Annual General Meeting with the condition that the Company at any time does not hold more than 10 percent of all shares of the Company. In addition, a decision was made to cancel 13.0 million shares held in treasury, with a contemporaneous bonus issue, without issuing of new shares, of an amount equivalent the amount represented by the cancelled shares or 18.1 MSEK. With the latter transaction the Company’s share capital will not decrease through the cancellation of shares. The total amount of registered shares in the Company before the cancellation of shares is 280,000,000. The Annual General Meeting also approved the proposal of the Board of Directors that the Company may issue a maximum of 1,315,577 call options to senior Company officials and key employees for the stock option program for 2006 and that the Company, in deviation from the preferential rights of shareholders, be permitted to transfer a maximum of 1,315,577 shares of the Company at a selling price of 145.50 SEK per share in conjunction with a demand for the redemption of these call options. Redemption can take place from March 2010 to February 2012.

The Meeting re-elected Andrew Cripps, Sven Hindrikes, Arne Jurbrant, Conny Karlsson, Kersti Strandqvist and Meg Tivéus as Board members and elected Charles A. Blixt and John P. Bridendall as new members of the Board. Conny Karlsson was elected Chairman of the Board.

Other events

The Stockholm head office building was acquired in the fourth quarter of 2006. The book value of the building is 764 MSEK and is recorded as assets held for sale. Sale of the building is expected to take place during the year.

Due to a prior listing on the American Nasdaq stock exchange, Swedish Match is presently registered with the U.S. Securities and Exchange Commission (SEC) and therefore subject to extensive and costly SEC reporting obligations. The SEC has proposed new rules on termination of registration with the SEC, which will become effective in June this year. With reference to these new rules, Swedish Match intends to deregister from the SEC.

Accounting principles

The financial information in this interim report has been prepared in accordance with the International Financial Reporting Standards (IFRS) approved by the European Commission for application within the EU. The report is prepared in accordance with the Accounting Standard IAS 34 Interim Financial Reporting.

The accounting principles are the same as in the 2006 Annual Report except for the accounting for pensions and other retirement benefits in accordance with IAS 19, Employee Benefits, as described below.

New accounting principle

In order to enhance transparency Swedish Match has changed the principle for reporting of actuarial gains and losses in the Group’s various defined benefit plans. These actuarial gains and losses are now recognized directly in equity in the period in which they occur.

The net of plan surpluses and deficits is included in the calculation of net debt. The total cost relating to defined benefit plans which previously was charged to personnel costs is now divided between personnel costs and financial income and expenses. Financial income and expenses are calculated from the net value of each plan at the beginning of the year. For surplus plans financial income is calculated using the expected return on plan assets and for deficit plans financial expenses is calculated using the discount factor decided for each plan.

The new method of accounting for actuarial gains and losses is a change of accounting principles and 2006 has been restated. The effect of the restatement on Swedish Match’s opening equity 2006 amounts to a negative 284 MSEK and an increased net liability for retirement benefits of 397 MSEK. The effect on the closing equity 2006 compared with previously reported numbers amounts to a negative 250 MSEK and an increased net liability for retirement benefits of 304 MSEK. The restated operating profit for 2006 increases by 50 MSEK, finance net is charged with 44 MSEK and tax is charged with 2 MSEK.

Outlook

As previously announced, the operating margin for snuff in Q1 was significantly impacted by a sharp decline in volumes on the Swedish market due to the doubling of the excise tax for snuff effective January 1. Sales volumes recovered significantly towards the end of the quarter. However, some negative impact on volumes compared to last year is expected in the second quarter as well but to a much lesser extent. The increased initiatives to drive organic growth will continue throughout the year. Our outlook for the US snuff market remains firm and we target solid double digit volume growth for the full year.

Additional information

This report has not been reviewed by the Company’s auditors. The January-June 2007 report will be released on July 20.

Stockholm, April 27, 2007

Sven Hindrikes

President and Chief Executive Officer

Key data
	January – March		12 months ended Mar 31, 2007	Full year 2006
	2007	2006
Operating margin, %1)	20.0	24.8	23.3	24.3
Operating capital, MSEK	8,486	8,755	8,486	8,059
Return on operating capital, %1)			34.1	38.1
Return on shareholders’ equity, %			75.4	68.3

Net debt, MSEK	6,800	3,322	6,800	5,658
Net debt/equity ratio, %	484.0	75.8	484.0	277.3
Equity/assets ratio, %	9.2	26.6	9.2	13.0
Investments in property, plant and equipment, MSEK2)	124	60	368	304
EBITDA, MSEK3)	642	843	3,382	3,583
EBITA, MSEK4)	566	764	3,072	3,269
EBITA interest cover	8.4	21.6	12.8	15.7
Net debt/EBITA			2.2	1.7
Share data5)
Earnings per share, SEK
Basic	1.23	1.62	7.80	8.13
Diluted	1.22	1.61	7.77	8.10
Shareholders’ equity per share, SEK	5.28	14.71	5.28	7.43
Number of shares outstanding at end of period	265,759,734	297,558,105	265,759,734	274,367,981
Average number of shares outstanding	270,159,813	300,674,904	279,433,572	287,062,345
Average number of shares outstanding, diluted	271,198,474	302,089,460	280,433,505	288,161,247

1)	Excluding larger one time items
2)	Includes investments in assets held for sale and biological assets
3)	Operating profit excluding larger one time items adjusted for depreciation, amortization and writedowns
4)	Operating profit excluding larger one time items adjusted for amortization and writedowns of intangible assets
5)	Profit attributable to equity holders of the Parent

Consolidated Income Statement in summary

	January - March		Chg %	12 months ended Mar 31, 07	Full year 2006	Chg %
MSEK	2007	2006
Sales, including tobacco tax	4,623	4,797		21,817	21,991
Less tobacco tax	-1,961	-1,846		-9,195	-9,080

Sales	2,663	2,951	-10	12,622	12,911	-2
Cost of sales	-1,368	-1,456		-6,586	-6,674

Gross profit	1,295	1,495	-13	6,036	6,237	-3
Sales and administrative expenses*	-762	-763		-2,962	-2,963
Share of profit in equity accounted investees	0	1		11	11

Operating profit	534	733	-27	3,086	3,285	-6
Financial income**	36	32		244	239
Financial expenses	-102	-68		-386	-351

Net finance cost	-66	-36		-142	-112

Profit before income taxes	468	697	-33	2,944	3,173	-7
Income tax expense	-136	-209		-764	-838

Net profit for the period	332	488	-32	2,179	2,335	-7

Attributable to:
Equity holders of the Parent	332	488		2,179	2,335
Minority interests	0	0		1	1

Net profit for the period	332	488	-32	2,179	2,335	-7

Earnings per share, basic, SEK	1.23	1.62		7.80	8.13
Earnings per share, diluted, SEK	1.22	1.61		7.77	8.10

*	Including a pension curtailment gain of 148 MSEK during the second quarter 2006
**	Including a gain on sale of securities of 111 MSEK in the fourth quarter 2006

Consolidated Balance Sheet in summary

MSEK	Mar 31, 2007	Dec 31, 2006
Intangible fixed assets	3,462	3,469
Property, plant and equipment	2,266	2,221
Financial fixed assets	1,134	1,055
Current operating assets*	5,791	5,827
Other current investments	55	56
Cash and cash equivalents	2,641	3,042

Total assets	15,350	15,670

Equity attributable to equity holders of the Parent	1,402	2,037
Minority interests	3	3

Total equity	1,405	2,041

Non-current provisions	1,253	1,192
Non-current loans	8,218	7,815
Other non-current liabilities	677	657
Current provisions	49	61
Current loans	744	409
Other current liabilities	3,003	3,495

Total equity and liabilities	15,350	15,670

*Includes	assets held for sale amounting to 774 MSEK, mainly attributable to the head office in Stockholm

Consolidated Cash Flow Statement in summary

MSEK	January - March
	2007	2006
Profit before income taxes	468	697
Adjustments for non-cash items and other	100	127
Income tax paid	-169	-995
Cash flow from operating activities before changes in working capital	400	-170
Cash flow from changes in working capital	-365	-487

Net cash from operating activities	34	-657
Investing activities
Acquisition of property, plant and equipment*	-124	-60
Proceeds from sale of property, plant and equipment	16	75
Acquisition of intangible assets	-34	-257
Proceeds from sale of subsidiaries, net of cash disposed of	—	30
Changes in financial receivables etc.	47	-29
Changes in current investments	1	29

Net cash used in investing activities	-94	-212
Financing activities
Changes in loans	740	1,433
Repurchase of own shares	-1,243	-881
Sale of treasury shares	122	19
Other	14	-4

Net cash used in financing activities	-367	566
Net decrease in cash and cash equivalents	-427	-303
Cash and cash equivalents at the beginning of the period	3,042	3,325
Effect of exchange rate fluctuations on cash and cash equivalents	26	-18

Cash and cash equivalents at the end of the period**	2,641	3,004

*	Includes investments held for sale and biological assets
**	Cash and cash equivalents include other current investments with a maturity of less than 90 days from acquisition

Statement of recognized income and expense

MSEK	January - March
	2007	2006
Actuarial gains and losses related to pensions, incl. payroll tax*	0	0
Available-for-sale financial assets	—	23
Cash flow hedges	21	—
Translation difference in foreign operations	131	-61
Tax on items taken to/transferred from equity	-6	-8

Total transactions taken to equity	146	-47
Net profit for the period recognized in the income statement	332	488

Total income and expense recognized for the period	478	441

Attributable to:
Equity holders of the Parent	478	441
Minority interests	0	0

Total income and expense recognized for the period	478	441

*	Actuarial gains and losses are recalculated on a yearly basis

Change in Shareholders’ equity

MSEK	January - March
	2007	2006
Opening balance as per December 31	2,040	5,083
Total income and expense recognized for the period	478	441
Changed accounting principle IAS 19, net after tax	—	-284
Acquisition of own shares	-1,243	-881
Stock options exercised	122	19
Share-based payments, IFRS 2	8	4

Closing balance at end of period	1,405	4,381

Quarterly data*

MSEK	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Q4/06	Q1/07
Sales, including tobacco tax	4,886	5,604	5,754	5,876	4,797	5,502	5,595	6,097	4,623
Less tobacco tax	-1,918	-2,220	-2,294	-2,376	-1,846	-2,260	-2,335	-2,640	-1,961

Sales	2,967	3,384	3,461	3,500	2,951	3,242	3,261	3,457	2,663
Cost of sales	-1,629	-1,842	-1,848	-1,959	-1,456	-1,657	-1,675	-1,877	-1,368

Gross profit	1,338	1,542	1,612	1,540	1,495	1,584	1,586	1,581	1,295

Sales and administrative expenses	-802	-901	-860	-869	-763	-805	-780	-772	-762
Share of profit in equity accounted investees	2	6	4	5	1	5	3	3	0

	538	647	756	678	733	785	809	811	534
Larger one time items
Pension curtailment gain	—	—	—	—	—	148	—	—	—
Income from sale of real estate	—	—	206	—	—	—	—	—	—

Operating profit	538	647	962	678	733	933	809	811	534

Financial income	26	22	15	31	32	26	34	39	36
Financial expenses	-46	-55	-55	-67	-68	-77	-101	-107	-102

	-20	-33	-40	-36	-36	-51	-67	-68	-66
Larger one time items
Gain on sale of securities	—	—	—	—	—	—	—	111	—

Net finance cost	-20	-33	-40	-36	-36	-51	-67	43	-66

Profit before income taxes	518	614	922	642	697	882	742	854	468
Income tax expense	-172	-209	-353	-186	-209	-264	-113	-251	-136

Net profit for the period	347	405	569	456	488	617	628	603	332

Attributable to:
Equity holders of the Parent	340	404	569	456	488	617	628	603	332
Minority interests	7	2	0	0	0	0	0	0	0

Net profit for the period	347	405	569	456	488	617	628	603	332

*	The 2005 quarters have not been restated for the changed accounting principle for pensions

Sales by product area

MSEK	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Q4/06	Q1/07
Snuff	703	800	809	819	785	831	785	963	662
Cigars	734	841	874	834	759	888	903	857	735
Chewing tobacco	242	267	290	280	273	277	273	240	238
Pipe tobacco & Accessories	216	218	241	245	238	218	217	226	205
Lights	437	524	454	521	387	368	360	388	340
Other operations	635	734	792	800	510	659	723	784	483

Total	2,967	3,384	3,461	3,500	2,951	3,242	3,261	3,457	2,663

Operating profit by product area*

MSEK	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Q4/06	Q1/07
Snuff	324	388	401	392	383	383	385	462	231
Cigars	136	112	188	176	163	207	231	168	164
Chewing tobacco	69	83	94	100	86	81	95	76	72
Pipe tobacco & Accessories	60	56	62	60	76	58	68	63	56
Lights	-4	45	47	-31	63	72	64	51	57
Other operations	-47	-37	-37	-20	-38	-17	-35	-9	-45

Subtotal	538	647	756	678	733	784	808	811	534
Larger one time items
Pension curtailment gain	—	—	—	—	—	148	—	—	—
Income from real estate sale	—	—	206	—	—	—	—	—	—

Subtotal	—	—	206	—	—	148	—	—	—

Total	538	647	962	678	733	932	808	811	534

*	The 2005 quarters have not been restated

Operating margin by product area*

Percent	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Q4/06	Q1/07
Snuff	46.0	48.5	49.5	47.8	48.8	46.1	49.1	48.0	34.9
Cigars	18.6	13.3	21.5	21.1	21.5	23.4	25.6	19.6	22.3
Chewing tobacco	28.6	31.2	32.5	35.6	31.5	29.3	34.7	31.7	30.1
Pipe tobacco & Accessories	27.6	25.6	25.7	24.4	31.8	26.5	31.5	28.0	27.1
Lights	-1.0	8.7	10.5	-5.9	16.2	19.5	17.7	13.1	16.8

Group**	18.1	19.1	21.9	19.4	24.8	24.2	24.8	23.5	20.0

*	The 2005 quarters have not been restated
**	Excluding larger one time items

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: +46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Lars Dahlgren, Chief Financial Officer

Office +46 8 658 04 41, Mobile +46 70 958 04 41

Bo Aulin, Senior Executive Advisor & Senior Vice President Corp. Communications

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Richard Flaherty, COO OTP, North America Division, US Investor Relations contact

Office +1 804 302 1774, Mobile +1 804 400 1774